NEWS RELEASE 08-24	OCT. 23, 2008

DEVELOPMENT WORK PROGRESSES AT FRONTEER’S SANDMAN GOLD PROJECT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce progress by Newmont Mining Corp. (“Newmont”) in its 2008 drilling program designed to further define the multiple gold deposits at the Company’s Sandman project in Nevada.

The ongoing program is focused on the Southeast Pediment, Silica Ridge, Abel Knoll and North Hill deposits for the purposes of:

1.	Confirming the character of near surface gold mineralization;

2.	Obtaining bulk metallurgical material for mill grade and potential heap leach metallurgical tests; and,

3.	Improving the understanding of the geology and controls on gold mineralization.

As of September 30, Newmont had completed 2,800 metres (9,300 feet) of drilling in a total of 37 shallow drill holes. Assay results for all holes are pending.

Over the next three months, a 2009 drilling program will be organized to cover additional development drilling at Sandman and initiate a series of exploration drill holes which will cover various property wide target areas based on surface mapping, geophysical and soil sampling results.

Sandman currently includes a group of closely spaced resource areas, four of which contribute to a combined NI 43-101 resource estimate of 271,900 ounces (measured and indicated) and 38,000 ounces (inferred) gold. The deposits are near-surface and open-pit mineable, with significant resource expansion and exploration upside potential.

Infrastructure surrounding Fronteer’s Sandman project is excellent. The property is close to Newmont’s Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production.

As part of its overall business strategy, Fronteer has established important industry relationships with senior mining companies around the world. The Sandman agreement with Newmont is an important template for Fronteer that maximizes the potential for near-term production with an excellent partner, while minimizing cash burn.

Under the terms of the agreement, Newmont can earn an initial 51% interest in the project by making a positive production decision by June 2011, spending a minimum of $14 million on exploration and development, making a commitment to fund and construct a mine, and completing a bankable feasibility study.

Thereafter, Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development. Fronteer can elect to have Newmont arrange financing for its 40% of ongoing development costs in the joint venture. Fronteer retains a 2% Net Smelter Return on production of the first 310,000 ounces at Sandman.

Sandman, Northumberland and Long Canyon are currently Fronteer’s leading properties among its large, relatively untapped portfolio of gold projects in Nevada. For more information on Sandman and Fronteer’s other Nevada projects, visit: http://www.fronteergroup.com/?q=content/nevada

LIQUIDITY

Fronteer has no debt and is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$84 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Mineral resources are not mineral reserves and do not have demonstrated economic viability, and there is no guarantee that any resource will become a reserve. Michael Gustin, Ph.D., of Mine Development Associates (“MDA”), Reno, Nevada, is designated as a Qualified Person for the Sandman resource estimate, with the ability and authority to verify the authenticity of, and validity of, this data. Mineral resources have been estimated by MDA in accordance with the standards adopted by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Council in August 2000, as amended, and prescribed by the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects. The Sandman mineral resource expressed is based on the technical report prepared by MDA as of May 31, 2007. The cut-off grade (expressed in ounces of gold per ton) for Sandman Project measured, indicated and inferred resources is 0.01 oz Au/ton for all of the shallow deposits and 0.02 oz Au/ton for the deeper zones at the Southeast Pediment deposit. For further details on how the Sandman resource was calculated, please view the technical report on SEDAR at http://www.sedar.com/. Detailed resource tables for Fronteer's Nevada projects, including Sandman, can also be found at: http://www.fronteergroup.com/?q=content/nevada-resource-estimate-tables.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.